Exhibit 11 - Earnings per share


                                                       1999             1998
                                                   -----------      -----------

Net loss                                           $  (533,439)     $(1,503,234)
Less dividends on preferred stock                      (10,589)         (11,671)
                                                   -----------      -----------

Net loss applicable to common shareholders         $  (544,028)     $(1,514,905)
                                                   ===========      ===========

Weighted average common shares outstanding           3,126,330        2,705,699
Dilutive Potential Common Shares                             0                0

Net loss per common share
     Basic                                         $     (0.17)     $     (0.56)
     Diluted                                       $     (0.17)     $     (0.56)